UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36886 001-36887

Allergan Funding SCS

(as issuer)

Allergan Capital S.à r.l.

Allergan Finance, LLC

Warner Chilcott Limited

(as guarantors)

NEW YORK STOCK EXCHANGE

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

The addresses and telephone numbers for each entity are listed in Annex A hereto

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Floating rate notes due 2020 (and the guarantees related thereto)

0.500% notes due 2021 (and the guarantees related thereto)

1.500% notes due 2023 (and the guarantees related thereto)

1.250% notes due 2024 (and the guarantees related thereto)

2.625% notes due 2028 (and the guarantees related thereto)

2.125% notes due 2029 (and the guarantees related thereto)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing voluntary withdrawal of the class of securities from listing and registration on the Exchange.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Allergan Funding SCS, Allergan Capital S.à r.l., Allergan Finance, LLC and Warner Chilcott Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Allergan Funding SCS

DATE: May 11, 2020	By:	/s/ Pradipto Bagchi
Name: Pradipto Bagchi
Title: Class A Manager

DATE: May 11, 2020	By:	/s/ Severine Lucie Canova
Name: Severine Lucie Canova
Title: Class B Manager

Allergan Capital S.à r.l.

DATE: May 11, 2020	By:	/s/ Maurice Mulders
Name: Maurice Mulders
Title: Class A Manager

DATE: May 11, 2020	By:	/s/ Cesar Acosta
Name: Cesar Acosta
Title: Class B Manager

Allergan Finance, LLC

DATE: May 11, 2020	By:	/s/ Robert A. Michael
Name: Robert A. Michael
Title: President

Warner Chilcott Limited

DATE: May 11, 2020	By:	/s/ Patricia Haran
Name: Patricia Haran
Title: Director

Annex A

	Name of Entity	Principal executive office	Telephone number
1.	Allergan Funding SCS	2, Rue Joseph Hackin Grand Duchy of Luxembourg L-1746 Luxembourg	+352 42 7171 3254
2.	Allergan Capital S.à r.l.	6 rue Jean Monnet Grand Duchy of Luxembourg L-2180 Luxembourg	+352 2668 3233
3.	Allergan Finance, LLC	5 Giralda Madison, New Jersey 07940	862 261 7000
4.	Warner Chilcott Limited	Ocorian Services (Bermuda) Limited Victoria Place, 5th Floor 31 Victoria Street Hamilton HM 10, Bermuda	353 1 897 2025